Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	2008	2009
	(dollars in thousands)
Earnings available for fixed charges:
Income before income taxes	$111,890	$326,102	$90,523	$223,501	$279,424	$66,187	$72,309
Fixed charges	70,724	114,965	202,074	290,209	309,033	75,976	95,053
Amortization of capitalized interest	90	408	843	2,388	6,041	1,223	2,041
Capitalized interest	(2,919)	(3,564)	(17,503)	(34,867)	(64,160)	(15,286)	(15,394)

Total earnings available for fixed charges:	$179,785	$437,911	$275,937	$481,231	$530,338	$128,100	$154,009

Fixed charges:
Interest expense(1)	$19,030	$58,033	$115,985	$201,746	$179,398	$47,425	$58,432
Portion of rent expense representative of interest(2)	12,552	17,202	28,199	41,392	65,475	13,265	21,227
Capitalized interest	2,919	3,564	17,503	34,867	64,160	15,286	15,394
Net preferred stock dividends(3)	36,223	36,166	40,387	12,204	—	—	—

Total fixed charges:	$70,724	$114,965	$202,074	$290,209	$309,033	$75,976	$95,053

Ratio of earnings to fixed charges:	2.54x	3.81x	1.37x	1.66x	1.72x	1.69x	1.62x

(1)	Interest expense includes amortization of deferred debt issuance costs and discounts related to indebtedness.

(2)	The portion of operating rental expense that management believes is representative of interest is estimated to be 33%.

(3)	Net preferred stock dividends are the company’s preferred dividend expense net of income tax benefit.